March 3, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VPC Impact Acquisition Holdings III, Inc.

Registration Statement on Form S-1

Filed January 29, 2021, as amended

File No. 333-252577

Dear Sir or Madam:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby join in the request of VPC Impact Acquisition Holdings III, Inc. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 4, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that approximately 650 copies of the Preliminary Prospectus dated February 26, 2021 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advise that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Citigroup Global Markets Inc.
as Representative of the Several Underwriters

By:	/S/ ADI JAYARAMAN
Name: Adi Jayaraman
Title: Managing Director

Jefferies LLC
as Representative of the Several Underwriters

By:	/S/ ASHLEY DELP WALKER
Name: Ashley Delp Walker
Title: Managing Director